Exhibit 99.1

HERITAGE COMMERCE CORP REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003
EARNINGS UP 7% OVER THIRD QUARTER 2002

Heritage Commerce Corp (the "Company") (NASDAQ: HTBK) today reported consolidated operating results for the third quarter of 2003. Consolidated net income was $1,940,000, or $0.17 per diluted share, compared to $1,812,000, or $0.16 per diluted share, for the third quarter of 2002, a 7% increase. For the nine months ended September 30, 2003, net income was $5,740,000 up 18%, or $855,000, over $4,885,000 for the nine months ended September 30, 2002.

Annualized return on average assets and return on average equity for the third quarter of 2003 were 0.78% and 8.80%, respectively, compared with returns of 0.77% and 9.05%, respectively, for the third quarter of 2002. Annualized return on average assets and return on average equity for the nine months ended September 30, 2003 increased to 0.81% and 8.95%, respectively, compared with returns of 0.71% and 8.45% for the nine months ended September 30, 2002.

The Company's net interest margin was 4.01% for the third quarter of 2003 as compared to 4.36% for the third quarter of 2002. The lower net interest margin in the third quarter of 2003 compared to the third quarter of 2002 is primarily attributable to the impact of the 75 basis point decline in interest rates since September, 2002 as the low interest rate environment has continued. The net interest margin was 4.33% for the nine months ended September 30, 2003 and 2002.

Noninterest income increased $103,000, or 4%, to $2,463,000 for the third quarter of 2003 from $2,360,000 for the third quarter of 2002. The increase was primarily due to increased service charges and other deposit related activity charges, servicing income from SBA loans sold in the secondary market and $310,000 of equipment leasing income in the third quarter of 2003 compared to no lease income in the same period in 2002. These increases were partially offset by decreases in the gain on sales of loans, gain on sale of investments and mortgage brokerage fees.

Noninterest expense decreased $36,000 for the third quarter of 2003 to $8,310,000, compared with $8,346,000 for the third quarter of 2002. The slight decrease in noninterest expense was primarily due to a decrease in salary and employee benefit expense of $145,000, offset by an increase in other expenses of $60,000 and an increase in occupancy and equipment expenses of $49,000. The increase in other expenses is primarily related to increases in amortization of the Company's investments in low income housing projects and leased equipment, partially offset by decreases in expenses for retirement plans, director fees, and correspondent bank charges. There was no amortization cost of leased equipment in the third quarter of 2002.

Heritage Commerce Corp CEO Brad L. Smith stated "Our earnings performance for 2003 in the face of the current interest rate environment confirms our attention to enhancing noninterest income while actively managing noninterest expenses as key priorities. We continue to review all opportunities for increased efficiencies without loss of focus on service to our customers."

As of September 30, 2003, the Company's total assets increased $28,438,000, or 3%, to $984,720,000, from $956,282,000 as of September 30, 2002 and increased $25,968,000, or 3%, from $958,752,000 as of December 31, 2002.

Total deposits were $835,947,000 as of September 30, 2003, compared to $841,937,000 as of September 30, 2002 and $841,936,000 as of December 31, 2002. Demand, savings, and money market deposits increased 13% to $680,838,000 at September 30, 2003 from $604,757,000 at September 30, 2002. During this same period, time deposits decreased $82,071,000, or 35%, from $237,180,000 to $155,109,000.

Smith stated "We have actively pursued core deposit growth as the priority for our funding strategy and we are pleased with our performance to date. Virtually all the 35% decline in time deposits related to more costly brokered time deposits which were not renewed at their contractual maturities. This decline was offset by a 6% increase in noninterest bearing demand deposits, an 11% increase in interest bearing demand deposits, and an 18% increase in savings and money market deposits from local businesses, professionals, and individuals."

Total loans were $642,180,000 as of September 30, 2003, up 2% from $630,684,000 as of September 30, 2002 and down 5% from $673,907,000 as of December 31, 2002. The decline in total loans from December 31, 2002 to September 30, 2003 is primarily attributable to a drop in construction loans of $30,381,000, or 21% from $147,822,000 to $117,441,000, reflecting current market conditions for this type of lending. In addition, over this same nine month period mortgage loans dropped $7,310,000, or 3%, from $259,974,000 to $252,664,000 as the result of refinancing activity in the current low interest rate environment. Offsetting these declines in real estate related loans, commercial and industrial loans grew $6,327,000, or 2%, from December 31, 2002 to September 30, 2003.

Regarding the overall condition of the Company's loan portfolio, Smith commented "Our loan portfolio has certainly been impacted by the lengthy economic downturn all businesses within our market have faced. We are pleased, however, that early in the down cycle we tightened credit underwriting criteria, aggressively sought to identify credit problems and proactively made appropriate provisions to the allowance for probable loan losses, all of which will mitigate the effects of the downturn over the longer term."

In the first quarter of 2003, the Company identified an $8,300,000 commercial loan with uncertainty about repayment in full under its original terms. In the second quarter of 2003, the Company obtained additional collateral and received a principal payment on the loan of $1,795,000 followed by another principal payment of $205,000 early in the third quarter of 2003. Shortly thereafter the loan was reevaluated as a nonperforming asset and was placed on nonaccrual status and written down by $2,000,000 to its current principal balance of $4,300,000. The Company believes that the loan is now adequately secured and does not expect any significant impact on future earnings.

After the $2,000,000 write down of this loan, the Company's allowance for loan losses was $13,039,000, or 2.03% of total loans, as of September 30, 2003, compared to $12,416,000, or 1.97% of total loans, as of September 30, 2002 and $13,227,000, or 1.96% of total loans, as of December 31, 2002. Primarily as a result of the loan discussed above, nonperforming assets increased to $7,149,000 at September 30, 2003 from $4,747,000 at September 30, 2002 and $4,571,000 at December 31, 2002.

Shareholders' equity as of September 30, 2003 increased to $87,484,000 from $80,143,000 as of September 30, 2002 and from $82,217,000 as of December 31, 2002. Book value per share increased to $7.72 as of September 30, 2003, from $7.17 as of September 30, 2002 and $7.33 as of December 31, 2002. The Company's leverage capital ratio was 10.99% as of September 30, 2003, up from 10.83% as of September 30, 2002 and 10.80% as of December 31, 2002. The Company's capital ratios continue to be above the well-capitalized guidelines established by the bank regulatory agencies.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, headquartered in San Jose. Heritage Bank of Commerce has three divisions: Heritage Bank East Bay, headquartered in the city of Fremont with an office in Danville; Heritage Bank South Valley in Morgan Hill with an office in Gilroy, and Bank of Los Altos, with two locations in Los Altos and one in Mountain View. Additionally, Heritage Capital Group, the bank's asset based lending division, has offices in San Jose and Los Angeles. Heritage Bank of Commerce is also an SBA Preferred Lender ranked the second largest SBA lender in Northern California, sixth in the entire state, and has SBA Loan Production Offices in San Jose, Fresno, Santa Cruz, Elk Grove, Watsonville, Chico, Pittsburg, and Glendale.

The Company's common stock is listed on the Nasdaq National Market under the symbol "HTBK".

For further information about the Company's financial performance, contact Brad L. Smith, Chief Executive Officer, at (408) 947-6900 or visit the Company's website at www.heritagecommercecorp.com.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include but are not necessarily limited to fluctuations in interest rates, inflation, government regulations and general economic conditions, and competition within the business areas in which the Company is conducting its operations, including the real estate market in California and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Condensed Consolidated Financial Information (Unaudited)

(Dollars in thousands, except Per Share amounts)	At and For the Three Months Ended			Percent Change From		At and For the Nine Months Ended		
	September 30, 2003	June 30, 2003	September 30, 2002	June 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002	Percent Change
Per Share Data								
Earnings Per Share (EPS):								
Basic EPS	$ 0.17	$ 0.17	$ 0.16	0 %	6 %	$ 0.51	$ 0.44	16 %
Diluted EPS	$ 0.17	$ 0.16	$ 0.16	6 %	6 %	$ 0.50	$ 0.43	16 %
End of Period (EOP)								
Book Value Per Share	$ 7.72	$ 7.68	$ 7.17	1 %	8 %	$ 7.72	$ 7.17	8 %
EOP Shares Outstanding	11,326,163	11,296,868	11,184,917	0 %	1 %	11,326,163	11,184,917	1 %
Weighted Average Basic								
Shares Outstanding	11,254,328	11,163,723	11,076,443	1 %	2 %	11,201,345	11,050,399	1 %
Weighted Average Diluted								
Shares Outstanding	11,696,207	11,548,831	11,354,937	1 %	3 %	11,568,940	11,330,594	2 %
Income Statement Data								
Interest Income	$ 11,556	$ 11,873	$ 13,051	(3)%	(11)%	$ 35,877	$ 39,412	(9)%
Interest Expense	2,369	2,552	3,655	(7)%	(35)%	7,694	11,941	(36)%
Net Interest Income	**9,187**	**9,321**	**9,396**	**(1)%**	**(2)%**	**28,183**	**27,471**	**3 %**
Loan Loss Provision	**600**	**600**	**750**	**0 %**	**(20)%**	**2,500**	**2,066**	**21 %**
Noninterest Income:								
Service Charges and Other Fees	480	441	360	9 %	33 %	1,332	1,047	27 %
Gain on Sale of Loans	561	587	596	(4)%	(6)%	1,705	1,574	8 %
Gain on sale of Securities								
Available-For-Sale	74	33	361	124 %	(80)%	532	786	(32)%
Servicing Income	463	451	362	3 %	28 %	1,339	941	42 %
Other Noninterest Income	885	1,004	681	(12)%	30 %	3,035	1,889	61 %
Total Noninterest Income	**2,463**	**2,516**	**2,360**	**(2)%**	**4 %**	**7,943**	**6,237**	**27 %**
Noninterest Expense:								
Salaries & Employee Benefits	4,423	4,521	4,568	(2)%	(3)%	13,664	13,725	0 %
Occupancy & Equipment	1,242	1,202	1,193	3 %	4 %	3,654	3,384	8 %
Other Noninterest Expense	2,645	2,763	2,585	(4)%	2 %	7,978	7,255	10 %
Total Noninterest Expense	**8,310**	**8,486**	**8,346**	**(2)%**	**0 %**	**25,296**	**24,364**	**4 %**
Income Before Taxes	2,740	2,751	2,660	0 %	3 %	8,330	7,278	14 %
Income Taxes	800	880	848	(9)%	(6)%	2,590	2,393	8 %
Net Income	**$ 1,940**	**$ 1,871**	**$ 1,812**	**4 %**	**7 %**	**$ 5,740**	**$ 4,885**	**18 %**

Condensed Consolidated Financial Information (Unaudited)

(Dollars in thousands, except Per Share amounts)	At and For the Three Months Ended			Percent Change From		At and For the Nine Months Ended		
	September 30, 2003	June 30, 2003	September 30, 2002	June 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002	Percent Change
Average Balances								
Average Loans	$ 637,345	$ 642,181	$ 631,995	(1)%	1 %	$ 647,629	$ 635,780	2 %
Average Other Earning Assets	$ 270,798	$ 211,774	$ 222,303	28 %	22 %	$ 221,757	$ 211,495	5 %
Average Earning Assets	$ 908,143	$ 853,955	$ 854,298	6 %	6 %	$ 869,386	$ 847,275	3 %
Average Assets	$ 989,430	$ 931,071	$ 928,430	6 %	7 %	$ 947,455	$ 919,035	3 %
Average Interest Bearing Deposits	$ 580,679	$ 574,447	$ 609,537	1 %	(5)%	$ 580,501	$ 607,545	(4)%
Average Equity	$ 87,428	$ 85,789	$ 79,434	2 %	10 %	$ 85,721	$ 77,324	11 %
Average Deposits	$ 839,679	$ 810,004	$ 819,488	4 %	2 %	$ 817,897	$ 811,590	1 %
End of Period Balances								
EOP Loans:								
Real Estate - Land and Contruction	$ 117,441	$ 118,887	$ 136,631	(1)%	(14)%	$ 117,441	$ 136,631	(14)%
Real Estate - Mortgage	252,664	253,125	261,037	0 %	(3)%	252,664	261,037	(3)%
Commercial	269,588	262,987	228,696	3 %	18 %	269,588	228,696	18 %
Consumer	2,487	2,564	4,320	(3)%	(42)%	2,487	4,320	(42)%
Total EOP Loans	$ 642,180	$ 637,563	$ 630,684	1 %	2 %	$ 642,180	$ 630,684	2 %
EOP Assets	$ 984,720	$ 996,451	$ 956,282	(1)%	3 %	$ 984,720	$ 956,282	3 %
EOP Deopsits:								
Demand Deposits - Noninterest Bearing	$ 252,133	$ 275,950	$ 237,776	(9)%	6 %	$ 252,133	$ 237,776	6 %
Demand Deposits - Interest Bearing	94,092	98,025	84,581	(4)%	11 %	94,092	84,581	11 %
Savings/Money Market	334,613	307,715	282,400	9 %	18 %	334,613	282,400	18 %
Time Deposits	155,109	166,215	237,180	(7)%	(35)%	155,109	237,180	(35)%
Total EOP Deposits	$ 835,947	$ 847,905	$ 841,937	(1)%	(1)%	$ 835,947	$ 841,937	(1)%
EOP Equity	$ 87,484	$ 86,729	$ 80,143	1 %	9 %	$ 87,484	$ 80,143	9 %
Credit Quality Data								
EOP Nonaccrual Loans	$ 6,497	$ 767	$ 4,747	747 %	37 %	$ 6,497	$ 4,747	37 %
EOP Other Real Estate Owned	$ 652	$ 832	$ 0	(22)%	N/A	$ 652	$ 0	N/A
EOP Total Nonperforming Assets	$ 7,149	$ 1,599	$ 4,747	347 %	51 %	$ 7,149	$ 4,747	51 %
EOP 90-day Past Due Loans and Still Accruing	$ 395	$ 1,032	$ 0	(62)%	N/A	$ 395	$ 0	N/A
EOP Net Charge-Offs	$ 2,253	$ 154	$ 191	1,363 %	1,080 %	$ 2,687	$ 804	234 %
Net Charge-offs as Percent of Average Loans	1.40 %	0.10 %	0.12 %	1,300 %	1,067 %	0.55 %	0.17 %	224 %
EOP Loan Loss Reserves	$ 13,039	$ 14,692	$ 12,416	(11)%	5 %	$ 13,039	$ 12,416	5 %
Ratios								
Annualized ROA	0.78 %	0.81 %	0.77 %	(4)%	1 %	0.81 %	0.71 %	14 %
Annualized ROE	8.80 %	8.75 %	9.05 %	1 %	(3)%	8.95 %	8.45 %	6 %
Efficiency Ratio	71.33 %	71.69 %	70.99 %	(1)%	0 %	70.02 %	72.28 %	(3)%
Noninterest Expense as Percent of Average Assets	3.33 %	3.66 %	3.57 %	(9)%	(7)%	3.57 %	3.54 %	1 %
Net Interest Margin	4.01 %	4.38 %	4.36 %	(8)%	(8)%	4.33 %	4.33 %	0 %
Allowance for Loan Losses:								
to Total Loans	2.03 %	2.30 %	1.97 %	(12)%	3 %	2.03 %	1.97 %	3 %
to Nonperforming Loans	201 %	1,916 %	262 %	(90)%	(23)%	201 %	262 %	(23)%
Leverage Ratio	10.99 %	11.51 %	10.83 %	(5)%	1 %	10.99 %	10.83 %	1 %